

Mail Stop 4631

February 25, 2010

Ronald J. Knutson
Senior Vice President and Chief Financial Officer
Lawson Products, Inc.
1666 East Touhy Avenue
Des Plains, Illinois 60018

> **Re:** **Lawson Products, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **File No. 0-10546**

Dear Mr. Knutson:

We have reviewed your responses and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR FISCAL YEAR ENDED DECMEBER 31, 2008

Prior Comments 2 and 3

1.   We note your responses to prior comments 2 and 3 and your proposed disclosures. In future filings, please expand your proposed disclosures to clarify and explain if and how the "market approach" you use to estimate the fair value of your reporting unit that includes goodwill considers your market capitalization relative to your net book value. Please provide us your proposed revisions supplementally.

FORM 10K/A FILED APRIL 29, 2009

Compensation Discussion & Analysis, page 5
Elements of Total Compensation, page 7
Annual Incentive Plan ("AIP"), page 8

2.   We note your response to comment 6 in our letter dated December 31, 2009. We also note your disclosure in the first paragraph on page 9 of the Form 10-K/A in which you state that payout levels for all NEOs (except Mr. Jenkins) were below the target levels for each executive's individual performance goals component. With respect to your proposed future disclosure of the specific weighting for each NEO's individual performance goals, please also disclose in future filings whether each NEO achieved each individual performance goal.

FORM 10-Q FOR THE PREIOD ENDED SEPTEMBER 30, 2009

Prior Comment 11

3.   Based on your response to prior comment 11, it is not clear to us how and why a decline in inventory reserves through the sale of slower moving items had a favorable impact on FY 2008 gross margins as you disclosed. Please explain your disclosure in light of your response or tell us how you intend to revise it in future filings.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Bret Johnson, Staff Accountant, at (202) 551-3753 or Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding the financial statements and related comments. Please contact Chambre Malone, Staff Attorney, at (202) 551-3262 or Craig Slivka, Special Counsel, at (202) 551-3729 if you have any other questions.

                                                Sincerely,

                                                John Hartz
                                                Senior Assistant Chief
                                                Accountant